Exhibit 99.1

For Immediate Release

NORSAT APPOINTS PETER CICERI TO ITS BOARD OF DIRECTORS

Vancouver, British Columbia – July 21, 2015 -- Norsat International Inc. (“Norsat”) (TSX: NII and NYSE MKT: NSAT), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications, today announced it has appointed Peter Ciceri to the Board of Directors. Shannon Susko, who served on the Board since 2014, has stepped down to focus full time on a new venture.

A successful CEO, corporate director, and international executive, Peter Ciceri is currently Chairman of Archipelago Marine Services and a corporate director of Terapeak Data Inc. Ciceri’s executive experience includes President & CEO of Custom House Global Payments which was successfully sold to Western Union for a 4X shareholder return and President & Managing Director of Compaq Canada where he managed the merger and integration of Digital Equipment, Tandem, and Compaq into a single $1.7B company. Ciceri is a member of the Institute of Corporate Directors and his other corporate board experience includes Lead Director and Chairman of Sierra Wireless Inc., MDSI Moblie Data Solutions as well as the University of Victoria Board of Governors. Ciceri has also served as a member of British Columbia’s Premier’s Technology Council.

“On behalf of the Board, I would like to welcome Peter to the Norsat team,” said Mr. Fabio Doninelli, Norsat’s Chairman. “Peter brings to the Board a broad experience across several industries and hands on expertise with mergers and acquisitions which will add a valuable perspective to our Board of Directors.” Mr. Doninelli continued, “We would also like to thank Shannon for her contributions to the Company over the past year and wish her well in her future endeavors.

About Norsat International Inc.
Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward Looking Statements
The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,”

“possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about Norsat’s market opportunities, strategies, competition, expected activities and expenditures as it pursues its business plan, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com

Robert Blum, Adam Lowensteiner and Joe Diaz
Lytham Partners, LLC
Tel: 602-889-9700 (Phoenix)
Tel: 646-829-9700 (New York)
norsat@lythampartners.com